Filed by Marvel Entertainment, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 (the “Securities Act”) and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Marvel Entertainment, Inc.

Securities Act File No.: 333-162063

MARVEL SETS RECORD DATE FOR STOCKHOLDERS ENTITLED TO VOTE ON DISNEY MERGER

FOR IMMEDIATE RELEASE

New York, New York – September 23, 2009 – Marvel Entertainment, Inc. (NYSE: MVL), a global character-based entertainment and licensing company celebrating the 70th anniversary of its founding in 1939, today announced that it has set September 29, 2009 as the record date for the determination of stockholders entitled to vote at its upcoming special meeting of stockholders. At the special meeting, Marvel’s stockholders will be asked to adopt the merger agreement entered into by Marvel and The Walt Disney Company (“Disney”), which provides for a merger in which Marvel will become a wholly-owned subsidiary of Disney. The meeting date for the special meeting has not yet been determined. Depending on when Marvel is able to schedule the special meeting, Marvel may have to adjust the record date to ensure that the record date is not more than sixty days prior to the date of the special meeting, as required by Marvel’s by-laws.

Important Merger Information and Additional Information:

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Disney filed a Registration Statement on Form S-4 with the SEC on September 22, 2009 that includes a preliminary proxy statement of Marvel that also constitutes a preliminary prospectus of Disney. These materials are not yet final and will be amended. Marvel will mail the proxy statement/prospectus to its stockholders once it is final. Investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, including the definitive proxy statement/prospectus when it becomes available, free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to The Walt Disney Company, 500 South Buena Vista Street, Burbank, CA 91521-9722, Attention: Shareholder Services or by directing a request when such a filing is made to Marvel’s proxy solicitor, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016 or by calling Mackenzie Partners, Inc. at (800) 322-2885 (toll free) or (212) 929-5500 (call collect).

Disney, Marvel, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Marvel is set forth in the preliminary proxy statement/prospectus contained in the Registration Statement on Form S-4 filed by Disney on September 22, 2009. Information about the directors and executive officers of Disney is set forth in its definitive proxy statement, which was filed with the SEC on January 16, 2009.

For further information contact:

David Collins, Richard Land

Jaffoni & Collins

212/835-8500

mvl@jcir.com